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VF 5-9-04

04016824

STATES
[EX]CHANGE COMMISSION
[WASHINGTON], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY - 6 2004 PROCESSING SECTION WASH. DC 158

SEC FILE NUMBER
8- 35004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TORREY PINES SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12626 HIGH BLUFF DRIVE, SUITE 400
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK C. SMITH (358) 259-9921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

4180 LA JOLLA VILLAGE DRIVE, SUITE 470, LA JOLLA, CA 92037
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK C. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORREY PINES SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

SEE ATTACHMENT FOR OFFICIAL NOTARIZATION

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of CALIFORNIA
County of SAN DIEGO } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 5 (Date) day of MAY (Month), 2004 (Year), by

(1) JACK CLARK SMITH JR.
Name of Signer(s)

(2) ______________
Name of Signer(s)

[signature]
Signature of Notary Public

OFFICIAL SEAL
DEANNA L. GIBSON
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1467800
SAN DIEGO COUNTY
MY COMM. EXP. FEB. 3, 2008
RBG-1

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 5-5-04 Number of Pages: 1

Signer(s) Other Than Named Above: NONE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TORREY PINES SECURITIES, INC.
AUDIT REPORT IN CONFORMITY WITH
RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Torrey Pines Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torrey Pines Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in shareholder's equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 2 and Schedule I - Computation of Net Capital, Schedule II - Computation of Net Capital Requirement, and Schedule III - Computation of Aggregate Indebtedness, Schedule IV - Computation for Determination of Reserve Requirement, and Schedule V - Information Relating to the Possession or Control Requirements on pages 16, 17, 18, and 19 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary Schedule VI - Operating Expenses as well as Schedules I - V have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matranga & Correia

La Jolla, California
February 4, 2004

4180 La Jolla Village Drive, Suite 470 • La Jolla, CA 92037 • Tel: (858) 875•1100 • Fax: (858) 875•1530

TORREY PINES SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash and cash equivalents	$ 359,515	$ 175,198
Marketable securities (Note 1)	330,648	515,530
Commissions receivable	88,558	159,393
Prepaid expenses	0	21,285
Total Current Assets	778,721	871,406
Property & Equipment (Note 1)		
Furniture and fixtures	82,919	82,919
Computers and equipment	215,215	215,215
Total Property & Equipment	298,134	298,134
Less: Accumulated depreciation	(272,455)	(254,750)
Total Property & Equipment - Net	25,679	43,384
Other Assets		
Notes receivable (Note 11)	110,178	135,714
Deferred tax asset (Note 9)	0	94,275
Security deposits	18,839	18,839
Total Other Assets	129,017	248,828
Total Assets	$ 933,417	$ 1,163,618

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current Liabilities:		
Margin debt account (Note 6)	$ 9	$ 357
Commission payable	131,319	186,349
Accounts payable and accrued expenses	40,000	0
Total Current Liabilities	171,328	186,706
Shareholders' Equity:		
Common stock, 2,000,000 shares authorized, 100,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	20,000	20,000
Retained earnings	717,089	931,912
Total Shareholders' Equity	762,089	976,912
Total Liabilities and Shareholders' Equity	$ 933,417	$ 1,163,618

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Commission earned	$ 3,385,790	$ 3,304,113
Interest and dividends earned	45,044	44,369
Gain (loss) on sale of securities	137,219	(181,841)
Total income	3,568,053	3,166,641
Operating expenses (Schedule VI)	3,609,225	3,521,029
Income (loss) before income taxes	(41,172)	(354,388)
Income tax benefit (expense) (Note 9)	(800)	116,400
Income tax refund	27,149	0
Net income (loss)	$ (14,823)	$ (237,988)

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (14,823)	$ (237,988)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation	17,705	18,877
(Increase) decrease in assets:		
Commission receivable	70,835	62,284
Prepaid expenses	21,285	(1,560)
Prepaid income taxes	0	73,303
Other assets	119,811	(84,811)
Increase (decrease) in liabilities:		
Margin debt account	(348)	273
Commission payable	(55,030)	39,304
Accounts payable and accrued expenses	40,000	(1,485)
Deferred income tax	0	(22,925)
Net cash provided (used) by operating activities	199,435	(154,728)
Cash flows from investing activities:		
Payment of dividends	(200,000)	0
Net cash (used) by investing activities	(200,000)	0
Net increase (decrease) in cash and cash equivalents	(565)	(154,728)
Cash and cash equivalents, beginning of year	690,728	845,456
Cash and cash equivalents, end of year	$ 690,163	$ 690,728

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENTS OF CASH FLOWS (Cont.)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

	2003	2002
Income taxes	$ 800	$ 800

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Number of Common Shares Outstanding	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	100,000	$ 25,000	$ 20,000	$ 1,169,900	$ 1,214,900
Net income (loss)				(237,988)	(237,988)
Balance at January 1, 2003	100,000	25,000	20,000	931,912	976,912
Dividends	0	0	0	(200,000)	(200,000)
Net income (loss)	0	0	0	(14,823)	(14,823)
Balance at December 31, 2003	100,000	$ 25,000	$ 20,000	$ 717,089	$ 762,089

See accompanying notes to the financial statements

TORREY PINES SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

There were no liabilities subordinated to the claim of general creditors as of December 31, 2003 and 2002.

See accompanying notes to the financial statements

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Torrey Pines Securities, Inc., ("the Company"), consistently applied in the preparation of the accompanying financial statements follows:

Business Activity

Torrey Pines Securities, Inc. was incorporated on January 31, 1983, under the laws of the State of California. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. (NASD). The Company sells to their clients different investments which are called products. Each product generates a commission to the Company based on the sales. The Company's principal market is the United States.

The Company entered into an agreement in March of 1996, with Correspondent Services Corporation, whereby all security transactions are cleared through Correspondent Services Corporation. During 1992 Torrey Pines Securities, Inc. acquired technology to place orders on the wholesale market. These transactions are also cleared through Correspondent Services Corporation. Under the terms of the agreement, all orders are executed and all customer accounts carried by Correspondent Services Corporation are on a fully-disclosed basis.

Revenue Recognition

The Company uses the accrual basis of accounting. Accordingly, revenues from securities transactions are recorded in the period in which they are earned and expenses are recorded in the period in which they are incurred. Securities transactions are recorded on a settlement date basis. The effect of events on the business is recognized as services are rendered or consumed rather than when cash is received or paid.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits with financial institutions, and highly liquid debt and equity instruments with original maturities of 90 days or less.

Marketable Securities

Marketable securities are carried at fair market value in accordance with Statement of Financial Accounting Standards No. 115. All of the securities are classified as trading securities. Realized gains and losses on securities are determined by using the average cost method.

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the respective assets, ranging from five to seven years. Repairs and maintenance that do not extend the useful life of the assets are charged to the expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Deferred taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Leases

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expensed as incurred. As of December 31, 2003 and 2002, all of the Company's lease agreements have been properly classified as operating leases.

Concentration of Credit Risk

The Company performs ongoing evaluations of its customers and generally does not require collateral.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2003 and 2002, the Company's net capital ratio was approximately 0.31 to 1 and 0.29 to 1, respectively. At December 31, 2003 and 2002, the Company had net capital of $552,665 and $647,238, respectively, and net capital requirements of $250,000. Aggregate indebtedness was $171,328 and $186,706, respectively, for the years then ended. The net capital rules may effectively restrict the withdrawal of equity capital, such as cash dividends.

NOTE 3 - HAIRCUTS ON SECURITIES

Pursuant to Rule 15c-3-1(f), haircuts were computed as follows for December 31, 2003

	Computation Value	Haircuts
15% on long equity position	$ 330,648	$ 49,597
85% on blockage concentration	2,695	2,291
		$ 51,888

Pursuant to Rule 15c-3-1(f), haircuts were computed as follows for December 31, 2002:

	Computation Value	Haircuts
7 1/2% on non-convertible debt securities	$ 114,769	$ 8,608
15% on long equity position	400,761	60,114
15% on undue concentration	40,916	6,137
40% on options	350	140
85% on blockage concentration	19,164	16,289
		$ 91,288

NOTE 4 - SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE 5 - PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan covering all eligible employees. Participants may elect to defer a percentage of their compensation by making contributions to the plan. The Company may match (at its discretion) the employee contributions according to the terms of the plan. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company's contributions for the years ended December 31, 2003 and 2002 were $12,438 and $16,870, respectively.

NOTE 6 - MARGIN DEBT ACCOUNT

The Company entered into an ongoing agreement in March of 1996, with Correspondent Services Corporation, whereby the Company may borrow against the securities in its accounts, which secure the debt. Interest is charged monthly to the Company's account on the outstanding balance of margin debt at a variable rate. The rate of interest charged has approximated 6.125% during the years ended December 31, 2003 and 2002. Interest incurred on margin debt was $0 and $0 for the years ended December 31, 2003 and 2002, respectively.

NOTE 7 - COMMITMENTS

The Company has commitments under operating leases with remaining non-cancelable terms in excess of one year at December 31, 2003, pertaining to the rental of office. The lease for office space expires in the year 2008 and maintains an option to extend the lease for an additional five years. The minimum lease payments exclusive of taxes, insurance and maintenance, for the following five years are:

Year ending December 31,	Total
2004	$ 253,431
2005	258,813
2006	264,195
2007	269,579
2008	251,637
	$ 1,297,655

See accompanying notes to the financial statements

NOTE 7 - COMMITMENTS (Cont.)

Rent expense for premises for the years ended December 31, 2003 and 2002 were $282,774 and $263,766, respectively.

NOTE 8 - CONTINGENT LIABILITIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. It is the opinion of management and of legal counsel that the disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 - INCOME TAXES

The provision for income taxes at December 31, 2003 and 2002 is as follows:

	2003		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	800	0	800
	$ 800	$ 0	$ 800

	2002		
	Current	Deferred	Total
Federal	$ 0	$ (117,200)	$ (117,200)
State	800	0	800
	$ 800	$ (117,200)	$ (116,400)

NOTE 9 - INCOME TAXES

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at December 31, 2003 and 2002 are as follows:

	2003	2002
Total deferred tax (liabilities)	$ 0	$ 0
Total deferred tax assets	0	124,275
Less: valuation allowance	0	(30,000)
	0	94,275
Net deferred tax asset (liability)	$ 0	$ 94,275

At December 31, 2003 and 2002, deferred income taxes primarily represent the difference in book and tax depreciations and federal net operating losses. The Company suffered four years of consecutive losses and, therefore, realization of deferred tax assets arising from state net operating loss carry-forward is unlikely.

NOTE 10 - ANNUAL AUDITOR'S REPORT FORM X-17A-5

The Statements of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Torrey Pines Securities, Inc., 12626 High Bluff Drive, Suite 400, San Diego, California 92130, and the regional office of the Securities and Exchange Commission located at 5670 Wilshire Blvd., 11th Floor, Los Angeles, California 90036.

NOTE 11 – NOTES RECEIVABLE

The Company has uncollateralized demand notes receivable of $110,178 and $135,714 at December 31, 2003 and 2002. These notes had been classified as other assets in the accompanying financial statements and have various rates of interest.

SUPPLEMENTARY INFORMATION

TORREY PINES SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003 AND 2002

	2003	2002
Total shareholder's equity	$ 762,089	$ 976,912
Less non-allowable assets:		
Securities not readily marketable	(2,695)	(19,164)
Fixed assets	(25,679)	(43,384)
Deposits	(18,839)	(18,839)
Prepaid expenses	0	(21,285)
Receivables from non-customers	(110,178)	(135,714)
Advisory fee receivable	(145)	0
Total non-allowable assets	(157,536)	(238,386)
Net capital before haircuts on securities position	604,553	738,526
Less: haircuts on securities (Note 3)	(51,888)	(91,288)
Net capital	$ 552,665	$ 647,238

Reconciliation With Company's Computation
(included in Part II of From X-17a-5 as of
December 31, 2003 and 2002)

	2003	2002
Net Capital, as reported in Company's Part II (Unaudited FOCUS report)	$ 552,665	$ 523,619
Overstatement of non-allowable assets	17,705	18,877
Unrecorded depreciation expense	(17,705)	(18,877)
Unrecorded change in deferred tax asset	0	94,275
Unrecorded change in deferred tax liability	0	22,925
Difference in haircut on securities, net	0	6,419
NET CAPITAL PER ABOVE	$ 552,665	$ 647,238

See accompanying notes to financial statements.

TORREY PINES SECURITIES, INC.
SCHEDULE II – COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2003 AND 2002

	2003	2002
Minimum capital required (1/15th of aggregate indebtedness)	$ 11,421	$ 12,447
Minimum dollar net capital required	$ 250,000	$ 250,000
Net capital requirement (the larger of the required net capital)	$ 250,000	$ 250,000
Net capital	$ 552,665	$ 647,238
Net capital requirement	250,000	250,000
Excess net capital	$ 302,665	$ 397,238
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 535,533	$ 628,567
Reconciliation With Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2003 and 2002)		
Excess net capital, as reported in Company's Part II (Unaudited FOCUS report)	$ 535,533	$ 502,691
Overstatement of non-allowable assets	17,705	18,877
Unrecorded depreciation expense	(17,705)	(18,877)
Unrecorded change in deferred tax asset	0	94,275
Unrecorded change in deferred tax liability	0	22,925
Difference in haircut on securities, net	0	6,419
Other items, net	0	1,900
Difference in total aggregate indebtedness	0	357
NET CAPITAL PER ABOVE REQUIREMENT	$ 535,533	$ 628,567

See accompanying notes to financial statements.

TORREY PINES SECURITIES, INC.
SCHEDULE III – COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003 AND 2002

	2003	2002
Total liabilities from statement of financial condition	$ 171,328	$ 186,706
Total aggregate indebtedness	$ 171,328	$ 186,706
Percentage of aggregate indebtedness to net capital	31%	29%

Reconciliation With Company's Computation
(included in Part II of Form X-17a-5 as of
December 31, 2003 and 2002)

	2003	2002
Total aggregate indebtedness, as reported in Company's Part II (Unaudited FOCUS report)	$ 171,319	$ 209,631
Margin debt	9	0
Unrecorded change in deferred tax liability	0	(22,925)
TOTAL AGGREGATE INDEBTEDNESS AS PER ABOVE	$ 171,328	$ 186,706

See accompanying notes to financial statements.

TORREY PINES SECURITIES, INC.
SCHEDULE IV – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
SCHEDULE V – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2003 AND 2002

SCHEDULE IV – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

Pursuant to rule 17a-5 of the Securities and Exchange Commission (SEC), the Company is exempt from the provisions of rule 15c3-3, under the exemptive provisions of K(2)(ii), because the Company did not carry securities accounts for customers, perform custodial functions relating to customer securities nor do they carry any funds.

SCHEDULE V – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

Pursuant to rule 17a-5 of the Securities and Exchange Commission (SEC), the Company is exempt from the provisions of rule 15c3-3, under the exemptive provisions of K(2)(ii), because the Company did not carry securities accounts for customers, perform custodial functions relating to customer securities nor do they carry any funds.

See accompanying notes to financial statements.

TORREY PINES SECURITIES, INC.
SCHEDULE VI – OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Salary - Officer	$ 470,000	$ 200,000
Salary - Office	494,715	358,317
Accounting and legal	63,913	172,856
Auto expense	21,734	23,985
Bad debt	19,336	0
Clearing agency fees	218,173	255,673
Commissions	1,510,909	1,578,544
Contributions	2,372	0
Depreciation	17,705	18,877
Dues, subscriptions and licenses	60,549	85,731
Entertainment	2,651	5,002
Equipment rental	129,045	146,533
Exchange fees	15,989	40,001
General advertising and promotion	12,558	48,736
Insurance	58,341	57,559
Office expense	52,714	62,406
Outside services	0	4,000
Payroll taxes	88,746	85,719
Pension expense	12,438	16,870
Postage	12,417	13,714
Rent expense	282,774	263,766
Taxes - other	958	871
Telephone	41,839	50,718
Training and seminars	0	5,132
Travel	19,349	26,019
Total operating expenses	$ 3,609,225	$ 3,521,029

See accompanying notes to financial statements

Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Board of Directors
Torrey Pines Securities, Inc.
San Diego, California

In planning and performing our audits of the financial statements of Torrey Pines Securities, Inc., for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, under the exemptive provisions of K(2)(ii). Because the Company does not carry securities accounts for customers, perform custodial functions relating to customer securities nor do they carry any funds, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

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from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria for the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that the may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of Management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matranga & Correia

La Jolla, California
February 4, 2004

TORREY PINES SECURITIES

RECEIVED
SEC MAIL PROCESSING
MAY - 6 2004
WASH. D.C. 158 SECTION

May 5, 2004

Alyssa Johnson
NASD-Los Angeles District Office
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

Re: 2003 Annual filing of Audited Financials

Dear Ms. Johnson,

I have enclosed an amended 2003 Annual Audited Financial. You may find the information that you are requesting on page 19 of the filing and in the letter on the last two pages.

If you have any more questions, please feel free to call.

Sincerely,

Nicolette Denney
Compliance

Cc: SEC – District Office
SEC – Washington, D.C.

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San Diego, California 92130
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